December 22, 2005

Mr. James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

Re:	Whiting Petroleum Corporation
		Registration Statement on Form S-4
      Filed November 23, 2005
	File No. 333-129942

			Form 10-K for the Fiscal Year Ended December 31,
2004
      Filed February 28, 2005
	File No. 01-31899

Dear Mr. Volker:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Provide current and updated disclosure and updated accountants` consents with each amendment.
2. Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed.
Form 10-K for the Fiscal Year Ended December 31, 2004

Business

Overview, page 3

3. We note your disclosure of "Pre-Tax PV10%" here and elsewhere in your document. Please address the following:

* Describe in greater detail, how the measure is calculated.

* Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS
69;

* If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

* Indicate whether or not the ratio is a non-GAAP measure, as defined by Item10(e)(2) of Regulation S-K;

* if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K;

* if you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by
Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

* disclose how management uses this measure;

* disclose the limitations of this measure; and,
* indicate whether your measure is comparable to other like measures disclosed by other companies.

Selected Financial Data, page 23

4. Please modify your presentation to disclose all statement of cash flow measures to provide investors with a more balanced presentation.
Refer to FRC 202.03.


Financial Statements
Statement of Operations
5. We note that the nature of the line items under the caption revenue include income items that are not generally characterized as revenue. Please revise your caption to one that more accurately describes the nature of the items included in that subtotal.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 50

6. Your accounting policy pertaining to the entitlements method to record natural gas revenues is unclear. Specifically the statements that reads, "...regardless of whether the Company has taken its share of the related revenue." Please provide us with an understanding of how this statement as pertinent to the entitlements method.
7. Please modify your policy disclosure to clearly indicate, if true, that your imbalance positions are related to the use of the sales method to record oil revenues.

Oil and Gas Producing Activities, page 49

8. Please disclose how you account for 3-D seismic costs. We note your related disclosure of 3-D seismic costs and how it is used in your business on page 6.

9. Please explain why you take into account the cost to abandon a well into your calculation of depreciation, depletion and amortization. Refer to paragraph 37 of SFAS 19 which was amended by
SFAS 143.

Note 3 - Investment in Partnerships, page 52

10. We note you obligation to assume losses of partnerships that serve as the general partner. Please explain why you have not consolidated these entities. Refer to EITF 04-05.




Note 5 - Long-Term Debt

Interest Rate Swap, page 55

11. We note your disclosure that indicates your interest rate swap agreement meets the conditions to qualify for the "short cut" method of assessing effectiveness. Please provide us with an analysis supporting your conclusion that addresses the conditions outlined in
Paragraph 68a to h, of SFAS 133.

Note 11 - Disclosures About Oil and Gas Producing Activities
(Unaudited), page 61
12. Indicate, if true, true that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.
Engineering Comments

Disclosures about Oil and Gas Producing Activities (Unaudited), page
62

13. Please submit to us the petroleum engineering reports - in hard
copy and electronic spreadsheet format - you used as the basis for the disclosed proved reserves of your 2 largest 2004 acquisitions`
-
Permian Basin Properties and Equity Oil Company. The report should include:
a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for each acquisition`s two largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the six
PUD projects;
d) Engineering exhibits (e.g. base maps, rate/time plots, volumetric calculations) for each of these eight largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest four developed properties.
e) Maps for PUD property that identify existing well and PUD locations as well as producing status. You may contact us for assistance in this or any other matter.

14. Please reconcile to us the difference between the 2004 line item for purchases of minerals in place - 428 BCFE - and the sum of your acquisitions` proved reserves - 436 BCFE - on pages 59 and 60.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any other
questions.  Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      R. Winfrey

            via facsimile
      Paul Jones
            Foley & Lardner LLP
            (414) 297-4900
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Mr. James J. Volker
Whiting Petroleum Corporation
December 22, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010